UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-CEN    ☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Bloom HoldCo LLC

Full Name of Registrant

Former Name if Applicable

PMBS 1387, 1000 Brickell Ave, Suite 715

Address of Principal Executive Office (Street and Number)

Miami, FL 33131

City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed on the Form 8-K filed with the U.S. Securities and Exchange Commission on September 9, 2024, on September 3, 2024, WithumSmith+Brown, PC, the independent registered public accounting firm (“Withum”) of Bloom HoldCo LLC (the “Company”), notified the Company of its decision to not stand for reappointment as the Company’s independent registered public accounting firm. The Company was actively working to identify a new independent registered public accounting firm, in light of Withum’s decision to not stand for reappointment.

On January 15, 2025, the Company engaged CBIZ CPAs P.C. (“CBIZ”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending September 30, 2024. Accordingly, the registrant’s Annual Report on Form 10-K for the year ended September 30, 2024 and the Quarterly Report on Form 10-Q for the period ended December 31, 2024 could not be filed within the prescribed time period because the registrant required additional time to identify and engage a new independent registered public accounting firm. That firm, CBIZ, has required time to engage in the audit and review of the registrant’s relevant financial statements as appropriate, and, relatedly, we will require additional time in order to complete the preparation of the Form 10-K and the Form 10-Q for CBIZ to review.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

Diana J. Bushard	(850)	660-7301
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

The Company has not yet filed its Form 10-K for the year ended September 30, 2024.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bloom HoldCo LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 7, 2025	By:	/s/ Diana J. Bushard
Diana J. Bushard, Chief Legal Officer

2